SINCE 1978

GENERATING VALUE

APSIS stands out in the market as a consulting company specialized in appraisals and generation of value to its clients. APSIS' credibility and agility make its services a reference in the market.

- More than 20,000 issued reports
- More than R$ 500 billion in appraised assets
- More than 18 million counted and reconciled assets
- More than R$ 63 billion in appraised real estates
- 1,200 clients, whereas 80% is composed of large companies

CERTIFICATES

INTERNATIONAL STANDARD

MEMBERS

Proposal AP-00222/18b

March 14, 2018

AMBEV S.A

Rua Doutor Renato Paes de Barros, 1017, Itaim Bibi

São Paulo - State of São Paulo

c/o: Aline Blanco Esteves

Dear Aline Blanco Esteves

It is with pleasure that we present our proposal for services provision.

1. PROJECT SCOPE

1.1. Understanding the situation

According to some agreements, CRBS S/A, a company of the Ambev group, intends to carry out a corporate restructuring and has sought APSIS to assist it in the preparation of the agreement report.

1.2. Project description

Scope 1

According to the terms and for the purposes of articles 226 and 229 and paragraphs of Law 6,404 / 76, to determine the value of the net assets (composed of 24 CDDs in São Paulo) owned by the company CBRS S/A, which will be spun-off to a company of the same group, according to the applicable laws and regulations.

Scope 2

According to the terms and for the purposes of articles 226 and 229 and paragraphs of Law No. 6,404/76, determine the value of the net assets (composed of the same assets indicated in scope 1) of AROSUCO, which will be spun-off to a company of the same group, according to the applicable laws and regulations.

1.3. Documents required

       Aging List of the most relevant Accounts Receivable and Invoices

       Balance sheet (at the work base date)

       Analytical balance sheets of the companies involved in the analysis (including affiliates and subsidiaries) at the valuation date

       Inventory control

       Supporting documentation of other items of the assets and liabilities

       Analytical list of the fixed assets that will be spun-off and invoices of the most relevant assets

1.4. In case the documents and / information necessary to develop the proposed work is not provided by the client and obtaining or preparing them gives rise to additional working hours of the APSIS team involved in the project, such hours shall be ascertained and charged according to the current man-hour rate  table. The same is applicable in cases when the documents or information is replaced after the project is in course.

1.5. Any work not described in the scope of this proposal, directly or indirectly related to the proposal presented herein, that may be performed at the request of the client, shall be charged as additional working hours of the APSIS team involved in the project or, if requested, may be object of a new proposal. Such hours shall be ascertained and charged according to the current man-hour rate table.

1.6. The scope of the proposal does not include hours to provide clarifications to the Audit. The hours that are required for this purpose, shall be charged according to the current man-hour rate table.

2. METHODOLOGY

Despite the considerable differences between them, all appraisal methodologies derive from the same principle: that of substitution. According to it, no investor will pay a higher amount for a good if there is the possibility of paying less for another substitute and corresponding good.

Find below a summary of the appraisal methodologies.

       Market approach - Aims at comparing the company being analyzed with others recently sold or being offered in the market (multiples or stock market listing).

       Asset approach - Aims at analyzing the accounting records and appraising the net book value or the value of the shareholders' equity at the market value. The latter takes into consideration the adjustments made to the assets and liabilities appraised (difference between the net book value balance and the market value).

       Income approach - It is also known as discounted cash flow. In this methodology, the market value of the company is equal to the sum of all the future monetary benefits that it can offer to its holder (future values converted to present value, at an appropriate rate).

The following table summarizes the methodologies previously described and points out the indications, difficulties and advantages of each of them. APSIS shall determine the methodology which best suits the proposed objective.

APPROACH	MARKET	MARKET	ASSET	INCOME
METHOD	Multiples	Shares quotation	Net equity to Market	Discounted cash flow
INDICATION	Sector generates multiple indicators	Listed company	Capital intensive company	Cash generating company
	Relevant market of similar companies	Significant market of comparable companies	Company generates little value by the operating activity	Possibility of the company's risk being measured (discount rate)
ADVANTAGES	Analysis of how investors and other players perceive the market	Contemplation of market trends and expectative of future results	Appraisals carried out based on the company's history (conservatism)	Flexibility to measure opportunities, competitive advantages, growth and business profile.
	Transaction values include control and liquidity premium	Information available to the market	Conservative appraisal method	Reflex of the expected return due to risk (sector, company and country)
COMPLEXITY	Segregation of transaction amounts, portions related to control and liquidity premium	Possibility of similar companies present different perspectives	Appraisal of non-audited companies	Projected scenarios affected by macro and microeconomics
	Limited sampling, there are few actually comparable companies (similar)	Emerging markets affected by short-term macroeconomic variables	Trends and economic potentialities considered	Sensibility: capital structure and discount rate.

3. SERVICE PRESENTATION

The final report shall be digitally presented, that is, an electronic PDF document with digital certification*, and shall be available in the client's exclusive environment in our extranet for ninety (90) days.

Upon the client request, APSIS shall make available, without cost, within five (5) business days, the original hard copy.

* Digital Certification: identification technology that allows the conduction of electronic transactions of various types, considering the integrity, authenticity and confidentiality of data, in order to prevent tampering, capture of private information or other kinds of undue actions.

4. Deadline

4.1. APSIS shall submit a draft of the report(s) within six (6) business days, taking into account that the contracting party and / or those involved shall make available all the information necessary to carry out the work.

4.2 After  receiving the draft of the report, the client shall have a period of up to twenty (20) days to request clarifications and approve the issuance of the final report. After such period lapses, APSIS may consider the work completed and shall be authorized to issue the final invoice, regardless of the issuance of the final report. After the draft is approved, APSIS shall issue the final report within five (5) business days.

4.3. The services shall start upon receiving the express acknowledgment of this proposal, down payment and all documents necessary to do the work.

4.4. Changes requested after delivering the Digital Report Award shall be subject to a new budget.

5. Fees

5.1. The professional fees for the provision of the services, covering all taxes (duties, fees, emoluments, tax and tax related contributions), correspond to fifteen thousand and five hundred reais (R$ 15,500.00), payable as follows:

       fifty percent (50.00%) of the total amount, upon accepting this proposal fifty percent (50.00%) of the total amount, upon delivery of the draft

5.2. For each step mentioned above, the maturity of the corresponding invoice shall be in five (five) days counted from each event that gave rise to the collection. After expiration, interest of one percent (1%) per month shall be levied on the net value of the invoice, plus a 2% penalty on the amount of the invoice, for the default.

5.3. Any activities not included in this scope shall be informed to the client and charged upon issuance of the activities report by APSIS, including date, description of activities and time used to fulfill them.

6. VALIDITY OF THE PROPOSAL

This proposal is valid for a period of thirty (30) days, as from the date it is submitted.

7. CONFIDENTIALITY

APSIS is responsible for the keeping the most absolute secrecy of the confidential information it receives due to the performance of the services. For the purposes hereof, any information to which APSIS shall have access, directly or indirectly, due to the services to be provided shall be considered confidential information.

Confidential information includes all oral, written, recorded and digital documentation, wither disclosed by the customer in any way, or obtained from observations, interviews or analysis, including, without limitation, all machinery, compositions, equipment, records, reports, drafts, use of patents and documents, as well as all tangible and intangible data, compilations, specifications, strategies, projections, processes, procedures, techniques, models and incorporations of any kind.

8.GENERAL CONDITIONS

8.1. The basic parameters pertinent to the scope of the service will be defined immediately after the acceptance of this proposal, to allow the planning of the works to be performed.

8.2. Our works do not represent an audit or review of the financial statements prepared in accordance with the international and Brazilian audit norms. Thus, our work may not be considered as an opinion or conclusion thereon.

8.3. The present proposal may be terminated, provided that mutually agreed by the Parties. In this case, APSIS shall be entitled to the payment of the fees established in Section Six, in proportion to the work already performed.

8.4. Expenses with travel and accommodation, if necessary in order to carry out the services, are not included in the amount of this proposal / contract and shall be charged separately, although they are subject to prior approval of the client. If the arrangements for the purchase of tickets and lodging are under the responsibility of APSIS, the expenses will be charged by a debit note, upon presentation of proofs of payment, and shall be exempt from any taxes, since they are not the object of this contracting.

8.5. For works involving engineering areas, the Technical Responsibility Registration (ART) will be sent to the contracting party for signature. ART is a document that gives legitimacy to the work done and is registered with the Regional Council of Engineering and Agronomy (CREA).

8.6.After the work is completed, a model of the Technical Capacity Certificate (ACT) shall be sent to the contracting party for analysis. In case of approval, we request the ACT to be completed and signed on company letterhead paper.

8.7. The parties elect the court of the Capital City of Rio de Janeiro City, excluding any other, no matter how privileged it may be, to resolve any possible doubt during the execution of the present proposal / agreement, as well as any cases not provided for in herein.

9. ACCEPTANCE AND CONTRACT

As soon as the proposal is accepted, it shall be subscribed by the legal representative of the requesting company and returned to the contractor, accompanied by all documentation required to start the provision of the service.

Upon return to contractor, this proposal takes the form of a contract, according to the existing civil legislation.

In witness whereof, the companies' legal representatives sign this proposal in two (2) counterparts, which shall be automatically converted into a services agreement.

We are looking forward to hearing from you. We subscribe.

LUIZ PAULO CESAR SILVEIRA Technical Vice President	MARCIA APARECIDA DE LUCCA CALMON Director

Acknowledge:

___________________________

(Place/Date)

___________________________

Legal Representative

Contracting Party's Taxpayer Number (CNPJ):

Witness 1: Taxpayer Card (CPF):	Witness 2: Taxpayer Card (CPF):

RIO DE JANEIRO Rua do Passeio, nº 62, 6º andar Centro • Rio de Janeiro • RJ • CEP 20021-280 Tel.: +55 21 2212-6850	SÃO PAULO Av. Angélica, nº 2.503, Conj. 101 Consolação • São Paulo • SP • CEP 01227-200 Tel.: +55 11 4550-2701

APSIS’ acknowledgment

APSIS offers solutions for business appraisals, corporate governance and transactions, management of the fixed assets, sustainability and real-estate consulting. All of these services are carried out by a multidisciplinary team, highly qualified and updated with the market changes and needs, pursuant to the international accounting standards IFRS, published and reviewed by the International Accounting Standards Board (IASB), with the Brazilian Accounting Pronouncements Committee, the Brazilian Association of Technical Norms (ABNT) and other related regulations and standards.

We are committed to a rigorous quality standard and we offer an agile and customized service. Our extensive experience across different sectors of the economy helps us to clearly identify the needs of your company and propose smart solutions that meet your business requirements.